082-03581

SPIC

Southern Petrochemical Industries Corporation Limited
Principal Office : SPIC House, 88 Mount Road, Guindy, Chennai - 600 032.
Phone : 2235 0245 Fax : 2235 2163 Grams : SOUTHPETRO Email : spiccorp@spic.co.in Website : www.spicltd.com

BY COURIER

Secy/ 4th June 2009

Securities and Exchange Commission
Judiciary Plaza
450, Fifth Street
WASHINGTON D.C. 20549

SUPPL

RECEIVED
2009 JUN -9 P 12:37

Dear Sirs,

Audited accounts for the year ended 31st March 2009

We write to inform that the Board of Directors of the Company at the Meeting held on 4th June 2009 has approved the audited financial results of the Company for the year ended 31st March 2009.

The aforesaid audited financial results with comparative figures relating to the previous financial year are enclosed for information.

Thanking you,

Yours faithfully,
For SOUTHERN PETROCHEMICAL
INDUSTRIES CORPORATION LTD.

09046480

N RAMAKRISHNAN
SECRETARY

Encl. as above

SOUTHERN PETROCHEMICAL INDUSTRIES CORPORATION LIMITED

Regd. Office: 73, Armenian Street, Chennai 600 001.

AUDITED FINANCIAL RESULTS FOR TWELVE MONTH ENDED 31ST MARCH 2009

(Rs. In Lac)

Description	Twelve months ended 31st March 2009 (Apr '08 - Mar 09)	Eighteen months ended 31st March 2008 (Oct '06 - Mar 08)	Consolidated results for the year ended 31st March 2009	Consolidated results for the period ended 31st March 2008
	Audited	Audited	Audited	Audited
1. Income				
(a) Net sales/Income from Operations	37778.81	147749.87	183169.89	251963.69
(b) Operating income	2042.79	3177.63	2042.79	3177.63
Total Income	**39821.60**	**150927.50**	**185212.68**	**255141.32**
2. Expenditure				
(a) (Increase)/decrease in stock in trade and work in progress	520.64	(1871.61)	(13028.67)	(3373.73)
(b) Consumption of raw materials	7582.69	67338.49	113313.01	98501.86
(c) Materials and Equipments for Construction Contracts	7347.15	19760.92	7347.15	19760.92
(d) Purchase of traded goods	899.30	962.40	899.30	1092.53
(e) Power and fuel charges	5077.93	23959.79	6276.30	25097.55
(f) Employees cost	6878.32	9787.99	12859.55	17851.42
(g) Depreciation	8245.52	12590.48	13609.53	20190.48
(h) Exchange (Gain)/Loss(Nett)	6924.90	(2495.63)	224.94	(2835.93)
(i) Other expenditure	12559.32	32658.56	54282.56	96123.18
Total Expenditure	**56035.77**	**162691.39**	**195783.67**	**272408.28**
3. (Loss) from Operations before Other Income, Interest and Exceptional Items (1-2)	(16214.17)	(11763.89)	(10570.99)	(17266.96)
4. Other Income	3093.56	2419.20	4022.50	4243.25
5. (Loss) before Interest and Exceptional Items (3+4)	(13120.61)	(9344.69)	(6548.49)	(13023.71)
6. Interest	12774.31	38511.47	13283.75	39650.22
7. (Loss) after Interest but before Exceptional Items (5-6)	(25894.92)	(47856.16)	(19832.24)	(52673.93)
8. Exceptional Items				
Provision for Diminution in value of Investment	44773.03	8,554.20	42.33	
Goodwill written off			12050.92	
9. (Loss) from Ordinary Activities before tax (7-8)	(70667.95)	(56410.36)	(31925.49)	(52673.93)
10 Tax expenses				
Tax relating to earlier years		156.76		164.56
Fringe Benefit Tax	52.68	115.29	84.89	220.82
Current Tax			750.61	1060.03
Deferred Tax			314.40	263.02
11. Net (Loss) from Ordinary Activities after tax (9-10)	(70720.83)	(56682.41)	(33075.39)	(54382.36)
12. Add: Share of Profits from Associates			515.10	769.79
13. Less: Minority Interest			1500.95	536.02
14 Net(Loss) for the period (11+12-13)	(70720.83)	(56682.41)	(34061.24)	(54148.59)
15. Paid-up equity share capital (Face Value Rs. 10 per share).	10794.82	10794.82	10794.82	10794.82
17. Reserves	23770.87	23770.87	38820.35	32292.14
16'Debit balance in Profit and loss account	144912.26	74191.43	101737.55	68489.83
17 Earnings Per Share (EPS)				
a) Basic and diluted EPS before Extraordianary items (not annualised)	(65.68)	(52.75)	(30.80)	(50.41)
b) Basic and diluted EPS after Extraordianary items(not annualised)	(65.68)	(52.75)	(30.80)	(50.41)
18. Aggregate of Public shareholding				
(a) Number of Shares	48304263	48303963	48303963	48303963
(b) Percentage of Shareholding	53.28	53.28	53.28	53.28
19. Promotors & Promoter group shareholding				
a) Pledged/Encumbered				
- Number of shares	10531639	10531639	-	-
- Percentage of shares(as a % of the total shareholding of promoter and promoter group)	24.86	24.86	-	-
- Percentage of shares(as a % of the total sharecapital of the Company)	9.76	9.76	-	-
b) Non - Encumbered				
- Number of shares	31825094	31825094	-	-
- Percentage of shares(as a % of the total shareholding of promoter and promoter group)	75.14	75.14	-	-
- Percentage of shares(as a % of the total sharecapital of the Company)	29.48	29.48	-	-

SEGMENT WISE REVENUE, RESULTS AND CAPITAL EMPLOYED
FOR THE YEAR ENDED 31ST MARCH 2009

(Rupees in Lacs)

S.No	Description	For the Year ended 31st March 2009 (Apr '08 - Mar 09)	Eighteen months period ended 31st March 2008 (Oct '06 - Mar 08)	Consolidated Segment for the year ended 31st March 2009	Consolidated Segment for the period ended 31st March 2008
A	**Segment Revenue**				
	a) Agro Inputs	13835.87	100,829.72	125908.82	146809.96
	b) Bulk Drugs & Formulation	10564.71	15,040.99	10564.71	15040.99
	c) SMO	13009.52	30,731.63	13009.52	30731.63
	d) Others	2439.12	3,389.59	36686.18	61557.59
	e) Unallocated Income	3065.94	3,354.77	3,065.94	5,244.41
	Sales / Income from operations	**42915.16**	**153,346.70**	**189,235.16**	**259,384.58**
B	**Segment Results**				
	Profit / (Loss) (Before Tax and Interest)				
	For each Segment				
	a) Agro Inputs	(8450.67)	(6,646.48)	(5663.98)	(6159.80)
	b) Bulk Drugs & Formulation	(1626.13)	(191.55)	(1626.13)	(191.55)
	c) SMO	585.50	734.30	585 50	734.30
	d) Others	(278.57)	(634.38)	3596.43	4360.1
	e) Unallocated	(48123.77)	(11,160.78)	(15533.55)	(11766.76)
	Total	**(57893.64)**	**(17,898.89)**	**(18,641.73)**	**(13,023.71)**
	Less: Interest	12774.31	38,511.47	13283.75	39650.22
	Total Profit / (Loss) Before Tax	**(70667.95)**	**(56,410.36)**	**(31,925.48)**	**(52,673.93)**
C	**Capital Employed**				
	a) Agro Inputs	24288.36	40,624.04	94834.3	95,872.09
	b) Bulk Drugs & Formulation	13110.57	15,156.94	13110.57	15156.94
	c) SMO	7319.44	4,991.24	7319.44	4991.24
	d) Petrochemicals			57752.8	56566.44
	d) Others	6388.93	6,504.21	22703.44	24036.81
	e) Unallocated	(160203.88)	(105,792.15)	(262058.94)	-209445.77
	Total	**(109096.58)**	**(38,515.72)**	**(66,338.39)**	**(12,822.25)**

Notes:

1. The Company has undertaken the contract manufacturing during the current year and own production of Phosphatic fertilizers from 22.11.2008 to 28.12.2008 by which its Complex fertilizer Plants at Tuticorin were partially operated. However, the other divisions of the Company viz Pharmaceuticals, SPIC Maintenance Organization, and Agribusiness continued their operations through out the financial year.

2. The current year loss includes provision for diminution in value of investments, interest and exchange loss pertaining to overdue overseas creditors amounting to Rs.60535.96 lac. If this loss is excluded, the resultant operating loss is only Rs.10184.87 lac. The said operating loss is mainly on account of non-availability of working capital and unsustainable level of debts. The Company is having on-going discussions with Asset Reconstruction Company (India) Limited (ARCIL) for an appropriate restructuring scheme and hopeful of bringing down the debts to a sustainable level. Accordingly, the above results have been prepared on a going concern basis, though the current year loss amounted to Rs.70720.83 lac and the accumulated loss as on 31.3.2009 is Rs.144912.26 lac.

3. Credit for subsidies receivable from the Government of India is taken, based on the provisional rates notified by the Government, from time to time. Also, necessary provisions have been made for changes on account of input cost escalation, in accordance with the policy, and the amount of variation is expected to be announced by the Government of India, shortly.

4. During the period, the Government of India, Ministry of Chemicals and Fertilizers, has issued "Fertilizer Companies' Government of India Special Bonds", amounting to Rs.434.90 lac towards subsidy receivable. These bonds have been treated as Current Investments. The bonds are tradable in the market and therefore, it is restated at fair value as at 31st March 2009 resulting in a charge to the Profit and Loss Account to the extent of Rs.42.33 lac. The Company has also disposed of bonds worth of Rs.1750.40 lac during the current year and the profit on sale of such bonds amounting to Rs.144.21 lac has been credited to other income.

5. Previous period's figures have been regrouped / recast, wherever necessary to conform to the classification of the current period.

6. The Company has carry forward business loss and unabsorbed depreciation, which give rise to a net deferred tax asset. However in the absence of virtual certainty that sufficient future taxable income will be available against which such deferred tax asset can be realized, the same has not been recognized.

7. The disclaimers/qualification included by the Auditors' in their audit report on the accounts of the Company for the Year ended 31sth March 2009, the explanation of the Board thereon are as under:

   a. **Auditors' qualification**: "The Company's investment in Spic Petrochemicals Ltd. Included Zero Interest Non-Transferable Bonds of Rs.30609.63 lac (30609.63 lac). No provision has been considered by the Company for diminution in value of this investment. Considering that there has been no major breakthrough in the implementation of the project over the last ten years, we are of the opinion that the chances of realizing any value for this investment are very remote and hence needs to be fully provided for.

      Had the provision been considered for the above,

      a) the loss for the year would have been Rs.101,330.47 lac as against the reported loss of Rs.70720.83 lac. b) the accumulated loss as at 31st March 2009 would have been Rs.175,521.89 lac as against the reported loss of Rs.144,912.26 lac; c) the carrying value of investments would have been Rs.26951.20 lac as against the reported investments of Rs.57561.53 lac.

      Explanation: SPIC Petro is actively pursuing the option of refinancing the project and commencing the operations of its polyester segment at the earliest. The company is also parallely exploring the possibilities of identifying a Joint Venture Partner to revive the project. The techno commercial evaluation study conducted by Tata Consulting Engineers (TCE) clearly indicates that the project has favourable cost economics and timelines as compared to a green field project of similar configuration. During the current year, certain potential investors have visited the project site and are in the process of evaluation of the technical and economical feasibility of revival. In view of the above developments and with the revival of the economy, the company is hopeful that a potential investor will come forward and with the support of lenders, the project will take shape. However, considering the inordinate delay in the implementation of this project and as a prudent measure, provision has been made for the full value of investments in equity and preference shares aggregating to Rs.253.80 crore in the current year accounts.

   b. **Auditors' disclaimer**: "The debt servicing obligations as per the Corporate Debt Restructuring (CDR) package dated 19th March 2003 which have already fallen due for payment but remaining unpaid. In the absence of any specific demand by any of the lenders referred in the said Note, we are unable to express an opinion on the additional liability that could arise on the nonfulfilment of the repayment obligation as per the CDR package.

Explanation: Though one of the secured lenders who have not assigned their debts to Asset Reconstruction Company (India) Limited (ARCIL) has withdrawn its consent to the restructuring of the term loan facility under the CDR and advised the Company to take note of the same, the Company has not received demand from any lender on this account.

c. **Auditors' disclaimer**: " In view of the non-provision of interest for the year on loans which have been assigned to Asset Reconstruction Company (India) Limited (ARCIL) for the reasons given in the note, we are unable to express an opinion on the interest that the Company may be ultimately liable to pay. "

Explanation: The secured lenders having more than 70% of secured debts in value had assigned the financial assistance granted to the Company along with the attendant security interests in favour of ARCIL under the provisions of Securitization and Reconstruction of Financial Assets and Enforcement of Security Interest Act, 2002 (SARFAESI Act) and ARCIL had also confirmed the same. The Company is on continuous discussions with ARCIL for an appropriate restructuring scheme including for reduction in principal and interest liability. Based on the above discussions, the Company is hopeful of achieving a sustainable debt level upon implementation of the restructuring scheme. In view of this, the Company expects debt relief and hence no provision is considered necessary for interest for the year on the secured loans assigned to ARCIL.

8. The revised Accounting Standard (AS) 15 "Employee Benefits" issued by Institute of Chartered Accountants of India which became effective from 1st April 2008 for the Company has been complied with and there is no significant impact on this account for the current year.

9. During the year ended 31st March 2009, no investor complaint was received. No investor complaint was pending at the beginning and at the end of the year.

10. The above results were approved by the Board at its meeting held on 04th June 2009.

For and on behalf of the Board

Dr.A.C.MUTHIAH
CHAIRMAN

Chennai
4th June 2009